CCA INDUSTRIES, INC.

200 MURRAY HILL PARKWAY

EAST RUTHERFORD, NJ

November 8, 2004

Mr. John Cash

Accounting Branch Chief

Division of Cooperative Finance

US Securities and Exchange Commission

450 Fifth Street

Washington,D.C.

Dear Mr. Cash:

Thank you for your letter dated October 27, 2005 regarding our August 31, 2005 10Q.

1) We have explained to our staff that the disclosure relating to the American Jobs Creation Act of 2004 pertaining to unrepariated earnings of Foreign subsidiaries is not applicable to CCA. We will delete the disclosure in the last three paragraphs of Note 3 in our amended 10Q.

2) We will delete the pro-forma number for the third quarter of 2005 from the footnote and only include that information in our MD&A, as we believe it is important to not mislead the public and to give them a valid basis of comparing our operations from year to year.

3) We will revise our disclosure to state that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of August 31, 2005. We will correct the typing error of the date in the first paragraph of our Section 906 certificate and have identified the applicable report required by Section 302 in our corrected August 31, 2005 10Q.

Please let us know if there is anything else you wish us to explain or amend in our 10Q. If not, we will amend our 10Q as we have described in our letters and resubmit it for your approval. We will also attend to all of your suggestions in all of our future filings.

Very truly yours,

John Bingman

Chief Financial Officer